Exhibit 99.1

ADS-TEC Energy Advances One of Europe’s Largest Battery Storage Projects as Building Permit Nears

●	According to the permitting authority, all application documents are complete. The building permit is expected shortly.

●	Planned to rank among the largest battery storage systems in Europe

●	Expected to deliver grid stability, resilience and flexibility for Baden-Württemberg and beyond

●	Developed with renowned European industrial partners and equipped with ADS-TEC Energy’s proprietary battery management technology

●	Grid connection targeted for 2029

●	Multiple value streams for ADS-TEC Energy: proprietary technology, long-term technical services and a continuing stake in the project company

●	Investor process well advanced; ADS-TEC Energy plans to sell a majority stake in the project company while remaining a long-term partner

Nürtingen/Markgröningen, Germany, October 28, 2026. ADS-TEC Energy PLC (NASDAQ: ADSE) a specialist in battery-based energy storage and fast-charging solutions, today announced that the permitting authority has confirmed that all application documents for its battery energy storage power plant at the Pulverdingen substation are complete. The building permit is expected shortly. With a planned power output of approximately 1 gigawatt (GW) and storage capacity of 4 gigawatt hours (GWh), the facility is intended to become one of the largest battery storage systems in Europe.

Power-plant scale

One gigawatt is roughly equivalent to the output of a large coal-fired or nuclear power plant, or of 250 wind turbines. The battery power plant is designed to deliver this output for approximately four hours, which corresponds to the daily electricity consumption of around 400,000 single-family homes or 800,000 apartments. Investment in a facility of this scale typically ranges from the high hundreds of millions to around EUR 1 billion.

Financial significance for ADS-TEC Energy

From 2029 onwards, the facility has the potential to become a long-term value driver for ADS-TEC Energy in three ways: through the proprietary battery management technology deployed in the plant, through technical services over its operating life, and through a continuing stake in the project company. According to third-party market data, large-scale battery storage systems in Germany have recently achieved revenues of approximately EUR 150,000 to 250,000 per megawatt per year from wholesale trading and balancing markets.1 Such revenues accrue at plant level and are shared among the owners of the project company. ADS-TEC Energy’s share will depend on the outcome of the investor process, the final partnership structure and future market conditions. These figures are not a forecast and do not constitute financial guidance.

A flagship project for the region and for Germany as a business location

The project is a flagship from the region, for the region and far beyond. Large-scale battery storage systems are in the overriding public interest and support the implementation of the German federal government’s electricity storage strategy.

“A project of this size requires staying power. I am proud that we can build in Markgröningen, and above all of our team, which has spent years preparing this project. Energy is the foundation for everything we produce in Europe. Anyone who does not control the infrastructure for it gives up part of their ability to act. With our own technology and renowned European partners, we are demonstrating that Europe can plan, build and operate critical energy infrastructure on this scale on its own. We owe the fact that a storage power plant of this size and relevance can be built in Baden-Württemberg to the local landowners, the strong local community, the public authorities and the state government, as well as to our good cooperation with the grid operator,” said Thomas Speidel, founder and CEO of ADS-TEC Energy.

1 Modo Energy, ME vBESS DE (2h) benchmark for Germany, monthly results June to September 2026 (between EUR 191,000 and 230,000 per MW per year, annualized; simulated revenues of a two-hour reference battery, net of charging costs and before operating costs):

June 2026: https://modoenergy.com/research/germany-bess-benchmark-de-me-bess-de-2h-ancillary-price-afrr-fcr-increase-heatwave-hitzeflaute-day-ahead-price-spikes-june-2026

July 2026: https://modoenergy.com/research/en/germany-revenue-bess-benchmark-july-2026-summer-solar-spreads-afrr-fcr-day-ahead-scarcity

August 2026: https://modoenergy.com/research/en/germany-bess-benchmark-revenues-me-vbess-de-august-2026-day-ahead-spreads-gas-prices-wind-solar-production-afrr-fcr-prices

September 2026: https://modoenergy.com/research/English/germany-bess-revenue-benchmark-me-vbess-de-september-2026-gas-prices-afrr-saturation

Methodology: https://modoenergy.com/benchmarking/methodology/germany
All accessed October 28, 2026.

European partners and full technology control

From the outset, ADS-TEC Energy has developed this project with strong European partners. Renowned German companies and leading corporations are ready to supply batteries, electrical switchgear, transformers and extra-high-voltage equipment. The batteries will run on ADS-TEC Energy’s proven proprietary battery management systems, whose electronics and software the company has developed and deployed in-house for more than 15 years. This reduces reliance on battery management suppliers, which are typically based in Asia, and supports local control over software, IT security and associated data.

Storage as the backbone of a renewable grid

Battery storage power plants do not generate electricity; they make it available when it is needed. The facility will absorb power when generation exceeds demand, for example at midday when solar output peaks or during periods of strong wind, and release it within fractions of a second when supply tightens. In day-to-day operation, it will typically run at partial load and adapt dynamically to grid requirements. It will also stabilize grid frequency, absorb load peaks and can support grid restoration after a power outage.

Today, surplus wind and solar power often has to be curtailed or exported at negative prices, only for supply to fall short a few hours later, when other power plants must step in. The storage system will shift this surplus into the hours when it is needed most. The result: less strain on the grid, fewer interventions by grid operators and a more robust and affordable power supply in Baden-Württemberg.

Rising demand for flexibility

Wind and solar generation is inherently variable, while electricity demand continues to grow, driven by electric vehicles, heat pumps and data centers, and fluctuates significantly throughout the day. Large-scale storage bridges this gap and makes a physical contribution to the stability of the power system. This role becomes ever more critical as the economy and everyday life increasingly depend on electricity.

Critical infrastructure built to last

The facility is designed to operate for decades. Beyond developing and building the plant, ADS-TEC Energy will provide technical services to ensure operational reliability and availability over the long term. The power plant is to be operated primarily together with partners from the European energy sector. Emerging flexibility markets will allow the plant to be marketed on the basis of its physical characteristics, and with full in-house capabilities across hardware and software, ADS-TEC Energy is well positioned to adapt the facility to evolving market conditions and new business models.

ADS-TEC Energy is currently in negotiations with potential investors and strategic partners. The building permit is a key prerequisite for concluding the financing and partnership agreements.

While a partner from the European energy sector is preferred, talks are also being held with renowned international infrastructure investors. ADS-TEC Energy intends to sell a majority stake in the project company while remaining a long-term project partner.

About ADS-TEC Energy

With nearly 15 years of experience in lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast-charging systems, including the associated energy management systems.

Headquartered in Nürtingen, Baden-Württemberg, the company supports industrial companies, energy utilities and mobility providers in implementing modern energy solutions.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the expected building permit, the project timeline, financing and partnerships, the facility’s anticipated capabilities and benefits, and the potential financial contribution of the project. These statements are based on current expectations and assumptions and are subject to risks and uncertainties, many of which are beyond ADS-TEC Energy’s control, that could cause actual results to differ materially. Market data cited in this press release is based on third-party sources and does not represent forecasts or guidance by ADS-TEC Energy. Further information on risks is contained in ADS-TEC Energy’s filings with the U.S. Securities and Exchange Commission. ADS-TEC Energy undertakes no obligation to update any forward-looking statement, except as required by law.

For more information, visit: www.ads-tec-energy.com

Media Contact:

Katharina Decken

Marketing & Communications

Press.energy@ads-tec-energy.com